SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 25, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]     Form 40-F  [    ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]     No  [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date March 25, 2003

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen	Harri Luoto
Executive Vice President & CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

HARRIS ASSOCIATES L.P.’S HOLDINGS IN METSO

(Helsinki, Finland, March 25, 2003) – Metso Corporation (NYSE: MX; HEX: MEO) has been informed about the changes in holding of the funds managed by Harris Associates L.P. of the paid up share capital of Metso Corporation. The funds managed by Harris Associates L.P. owned Metso’s shares on March 18, 2003 as follows:

Oakmark International Fund	3,863,000 shares
Harris Int’l LP	730,400 shares
Masters Select International	552,100 shares
BMG Foundation	426,000 shares
IL Teachers Retirement System	335,000 shares
MetLife Concentrated Int’l	212,200 shares
Schwab Int’l MarketMasters Fund	171,100 shares
MMIF Overseas	137,000 shares
SunAmerica Focus	115,600 shares
Met Investors — Harris Oakmark Intl Fund	73,100 shares
CDC Nvest Star International	65,000 shares
Levi Strauss & Co. US Pension	61,900 shares
Boise Cascade	58,300 shares
Ohio PERS	58,000 shares
Hillview International Fund	25,900 shares
AGF Harmony Fund	20,000 shares

Total	6,904,600 shares

This holding amounts to 5.07 percent of the paid up share capital and the total votes of Metso Corporation after being, on the basis of the previous announcement, 2.88 percent on September 2, 1999.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Harri Luoto, Senior Vice President, General Counsel, Metso Corporation, Tel. +358 204 843 240 Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, Tel. +358 204 843 253

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850